Exhibit 17.1

Stephen S. Wilson

5229 Brickfield Lane

San Diego, CA 92130

steve@wilson.org

NOTICE OF RESIGNATION

November 1, 2022

Immune Therapeutics, Inc.

2431 ALOMA AVE #124

WINTER PARK FL. 32792

Dear Chairman Selsky, and Directors of IMUN,

As of this writing, November 1, 2022, I’m resigning from my position as President/CEO and Director of the Company. I have worked diligently to assist the Company in its mission, and undertook my fiduciary duties with utmost care, but do not feel that continuing in any role is possible given the lack of D&O insurance.

In hopes that the transition as a result of my resignation will be as smooth as possible, I’ve left all materials in the same place on the Sharepoint server in folders that are shared by other Immune Therapeutics users, including all members of existing management.

I wish you and the Company success.

Respectfully,

/s/ Stephen Wilson

Stephen Wilson